July 18, 2012

Via E-mail

Amit Pande
Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

Washington DC 20549

Re: First Northern Community Bancorp
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 21, 2012
Form 10-Q for the Quarterly Period Ended March 31, 2012
Filed May 10, 2012
File No. 000-30707

Dear Mr. Pande:

First Northern Community Bancorp (the “Company”) has filed an Amendment to the above referenced Annual Report on Form 10-K.

The information at Item 9A was inadvertently omitted.  The Amendment includes all of Part II as originally filed, with the addition of the Item 9A information.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

First Northern Community Bancorp

By:          /s/ Jeremiah Z. Smith

                Jeremiah Z. Smith
Executive Vice President and Chief Financial Officer